SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 11, 2020.

TRANSLATION

Autonomous City of Buenos Aires, May 11, 2020.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of YPF
S.A.’s Board of Directors

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to inform you of the changes to the composition of YPF S.A.’s Board of Directors.

In that regard, we inform you that at its meeting held on May 11, 2020 the Company’s Board of Directors considered and decided to accept the resignation of Messrs. Gerardo Damián Canseco and Marcelo Roberto Fernández, as Director and Alternate Director for Class D shares, respectively, strictly for personal reasons.

According to the provisions set forth in article 258 of the Ley General de Sociedades 19,550 and article 13 of YPF’s bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed Mr. Roberto Luis Monti, as Director and Mr. Gerardo Damián Canseco as Alternate Director, both for Class D shares, by virtue of the above mentioned vacancies, until the election of directors by the Shareholders’ Meeting.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer